

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 14, 2010

Mr. Hank J. Ratner
President and Chief Executive Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

Re: **Madison Square Garden, Inc.**
Registration Statement on Form 10
Filed on August 5, 2009, as amended September 21, 2009, October 19, 2009,
November 4, 2009, November 24, 2009, December 24, 2009, January
11, 2010 and January 14, 2010
File No. 001-34434

Dear Mr. Ratner:

We have completed our review of your Form 10 and have no further comments at this
time.

Sincerely,

Larry Spirgel
Assistant Director